FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 19 March 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Schedule 11 - Notification of interests of Directors and Connected Persons



1   Name of company:

International Power plc



2   Name of director:

Adri Baan



3   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

As above



4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

As above



5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

N/A



6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

N/A



7   Number of shares/amount of stock acquired:

10,000



8   Percentage of issued class:

0.0001



9   Number of shares/amount of stock disposed:

N/A



10  Percentage of issued class:

N/A



11  Class of security:

Ordinary 50 pence



12  Price per share:

77.75p



13  Date of transaction:

19 March 2003



14  Date company informed:

19 March 2003



15  Total holding following this notification:

15,000



16  Total percentage holding of issued class following this notification:

0.0001



If a director has been granted options by the company, please complete the following fields:



17  Date of grant:

N/A



18  Period during which or date on which exercisable:

N/A



19  Total amount paid (if any) for grant of the option:

N/A



20  Description of shares or debentures involved: class, number:

N/A



21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A



22 Total number of shares or debentures over which options held following this notification:

N/A



23  Contact name for queries:



1.  Investors            Grant Jones
2.  Media              Aarti Singhal





24 Contact telephone number:



1.  44-207-320-8619
2.  44-207-320-8681





25  Name of company official responsible for making notification:

Stephen Ramsay - Company Secretary





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary